Exhibit 21.1

Subsidiaries List

Entity Name	Jurisdiction of Incorporation
HotApps International Pte Ltd.	Republic of Singapore

Crypto Exchange Inc.	State of Nevada, United States

HWH World Inc.	State of Delaware, United States

HWH World Pte. Ltd.	Republic of Singapore

HotApp International Limited	Hong Kong